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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of January 2004


                              HANARO TELECOM, INC.
                            (Name of the Registrant)

                   Kukje Electronics Center Bldg., 24th Floor
                          Seocho-dong 1445-3, Seocho-ku
                              Seoul, Korea 137-728
                    (Address of Principal Executive Offices)



         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F  X   Form 40-F
                                   ---            ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes      No  X
                                   ---     ---


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         Hanaro Telecom, Inc. (the "Company") is furnishing under cover of Form
6-K, a fair and accurate English language translation of:

         Exhibit 99.1: a fair disclosure regarding the Company's subscriber numbers for December 2003, filed with Korea Securities Dealers Association Automated Quotation Market ("KOSDAQ") on January 9, 2004.

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                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   HANARO TELECOM, INC.



Date: January 20, 2004              By:  /s/ Soon-Yub Samuel Kwon
                                         ---------------------------------------
                                         Name: Soon-Yub Samuel Kwon
                                         Title:  Senior Executive Vice President



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                                  EXHIBIT INDEX

Exhibit No.     Description
-----------     -----------
99.1:           a fair disclosure regarding the Company's subscriber numbers for
                December 2003, filed with Korea Securities Dealers Association
                Automated Quotation Market ("KOSDAQ") on January 9, 2004.